January 6, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: John Reynolds, Assistant Director/ Janice McGuirk/Jim Lopez

Re:	Orient Paper, Inc.

Registration Statement on Form S-3

Filed November 25, 2009

File No. 333-163340

Dear Messrs Reynolds and Lopez and Ms. McGuirk:

Orient Paper, Inc. (the “Company”) previously filed a response on December 21, 2009 to comments contained in the Staff letter, dated December 17, 2009, addressed to Mr. Zhenyong Liu, the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 25, 2009.

On behalf of the Company, we are hereby submitting as an exhibit the transfer agent report that was referenced in the December 21, 2009 response.

Very truly yours,

/s/ Benjamin A. Tan
___________________________

Benjamin A. Tan, Esq.

61 Broadway     New York, New York 10006     212-930-9700     212-930-9725   Fax

www.srff.com

12/18/09
10:54 am

Company Information

As of 12/18/09 - Unprinted Certificate(s) Excluded

Page 1 of 1

ORIE - Orient Paper Inc.

1330 Ave of the Americas
21st Fl
New York, NY 10019
646.200.6329

Stock ID	Stock Description / CUSIP	Active Holders	As Of Report Date: Authorized / Authorized Unissued	Issued	Treasury	Outstanding: Restricted / Non Restricted	Total Outstanding
CS2	Preprinted Certs	25	500,000,000	14,864,219	0	8,187,062	14,864,219
	68619F205		485,135,781			6,677,157	

Summary:		
	Total Shares Authorized	500,000,000
	Outstanding Restricted	8,187,062
	Outstanding Non Restricted	6,677,157
	In Treasury	0
	Total Active Shareholders	25